UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 25, 2005

Commission File Number: 000-14740

International Gemini Technology Inc. ———————————————————————————————————
(Translation of registrant’s name into English)

British Columbia ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Suite 208 828 Harbourside Drive North Vancouver, BC V7P 3R9
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [x] Yes [ ] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-0-14740

1.       International Gemini Technology Inc. on April 21, 2005 has filed
Exhibits 99.1 and 99.12 with the applicable Canadian securities regulators to disclose a material change in the affairs of the Company.

2.       To correct an administrative error where the Company neglected to file a Form 6-K on May 30, 2003 concurrent with the Canadian filing of its March 31,
2003 quarterly report to shareholders, the Company has filed Exhibits 99.21 to
99.25 (inclusive). The Exhibits make-up the Company’s quarterly report to shareholders for the three-month period ended March 31, 2003 and the fiscal year to that date.

3.        To correct an administrative error where the Company neglected to a Form 6-K on August 28, 2003 concurrent with the Canadian filing of its June
30, 2003 quarterly report to shareholders, the Company has filed Exhibits 99.31 to 99.35 (inclusive). The Exhibits make-up the Company’s quarterly report to shareholders for the three-month period ended June 30, 2003 and the fiscal year to that date.

4. To correct an administrative error where the Company neglected to file a
6-K on November 28, 2003 concurrent with the Canadian filing of its September
30, 2003 quarterly report to shareholders, the Company has filed Exhibits 99.41 to 99.45 (inclusive). The Exhibits make-up the Company’s quarterly report to shareholders for the three-month period ended September 30, 2003 and the fiscal year to that date.

5. To correct an administrative error where the Company neglected to file a
6-K on May 28, 2004 concurrent with the Canadian filing of its March 31, 2004 quarterly report to shareholders, the Company has filed Exhibits 99.51 to 99.57
(inclusive). The Exhibits make-up the Company’s quarterly report to shareholders for the three-month period ended March 31, 2004 and the fiscal year to that date.

6. To correct an administrative error where the Company neglected to file a
6-K on August 20, 2004 concurrent with the Canadian filing of its June 30, 2004 quarterly report to shareholders, the Company has filed Exhibits 99.61 to 99.66
(inclusive). The Exhibits make-up the Company’s quarterly report to shareholders for the three-month period ended June 30, 2004 and the fiscal year to that date.

7. To correct an administrative error where the Company neglected to file a
6-K on November 26, 2004 concurrent with the Canadian filing of its September
30, 2004 quarterly report to shareholders, the Company has filed Exhibits 99.71 to 99.76 (inclusive). The Exhibits make-up the Company’s quarterly report to shareholders for the three-month period ended September 30, 2004 and the fiscal year to that date.

NOTE- all of the Company's filings are available at the Canadian public disclosure website www.sedar.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

International Gemini Technology Inc.

Date: April 25, 2005	By:	Douglas E. Ford
	Name:	Douglas E. Ford
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

99.1	News Release 4-21-05
99.12	Material Change Report 4-21-05
99.21	3-31-03 Cover Letter
99.22	3-31-03 Form 51-901F
99.23	3-31-03 Sched A
99.24	3-31-03 Sched B
99.25	3-31-03 Sched C
99.31	6-30-03 Cover Letter
99.32	6-30-03 Form 51-901F
99.33	6-30-03 Sched A
99.34	6-30-03 Sched B
99.35	6-30-03 Sched C
99.41	9-30-03 Cover Letter
99.42	9-30-03 Form 51-901F
99.43	9-30-03 Sched A
99.44	9-30-03 Sched B
99.45	9-30-03 Sched C
99.51	3-31-04 Confirmation of Distribution
99.52	3-31-04 Shareholders' Letter
99.53	3-31-04 Financial Statements
99.54	3-31-04 Notes to Financial Statements
99.55	3-31-04 Management Discussion & Analysis
99.56	3-31-04 Certification of Filing, Secretary
99.57	3-31-04 Certification of Filing, VP-Finance
99.61	6-30-04 Confirmation of Distribution
99.62	6-30-04 Financial Statements
99.63	6-30-04 Notes to Financial Statements
99.64	6-30-04 Management Discussion & Analysis
99.65	6-30-04 Certification of Filing, Secretary
99.66	6-30-04 Certification of Filing, VP-Finance
99.71	9-30-04 Confirmation of Distribution
99.72	9-30-04 Financial Statements
99.73	9-30-04 Notes to Financial Statements
99.74	9-30-04 Management Discussion & Analysis
99.75	9-30-04 Certification of Filing, Secretary
99.76	9-30-04 Certification of Filing, VP-Finance